UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition year from                   to

Commission File No.   1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BRINKER INTERNATIONAL

401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brinker International

6820 LBJ Freeway

Dallas, Texas 75240

*  All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Brinker International 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Brinker International 401(k) Savings Plan as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Brinker International 401(k) Savings Plan as of and for the year ended December 31, 2006, were audited by other auditors whose report dated June 26, 2007, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International 401(k) Savings Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas

July 11, 2008

Consent of Independent Registered Public Accounting Firm

The Plan Committee

Brinker International 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-125289) on Form S-8 of Brinker International of our report dated June 26, 2007 with respect to the statements of net assets available for benefits of the Brinker International 401(k)
Savings Plan as of December 31, 2006 and 2005, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of the Brinker International 401(k) Savings Plan.

/s/ KPMG LLP

Dallas, Texas
July 10, 2008

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Investments - at fair value (Note 3):
Money market	$5,858,161	$5,158,457
Mutual funds	87,577,640	65,701,783
Brinker International common stock fund	9,476,222	14,155,657
Participant loans	4,673,201	3,665,339

	107,585,224	88,681,236
Receivables:
Participants’ contributions	255,340	263,432
Employer contributions	734,372	238,134
	989,712	501,566

Net assets available for benefits	$108,574,936	$89,182,802

See accompanying notes to financial statements.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Contributions:
Participants	$17,030,379	$14,747,910
Rollovers	931,297	936,165
Employer	9,049,215	7,323,705

	27,010,891	23,007,780
Investment income:
Net (depreciation)/appreciation in fair value of investments	(1,677,777)	4,684,659
Interest and dividends	6,695,428	4,498,976

	5,017,651	9,183,635

Total additions	32,028,542	32,191,415

Deductions:
Benefits paid to participants	12,636,408	9,575,047

Net increase	19,392,134	22,616,368

Net assets available for benefits at beginning of year	89,182,802	66,566,434
Net assets available for benefits at end of year	$108,574,936	$89,182,802

See accompanying notes to financial statements.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.        DESCRIPTION OF THE PLAN

The following description of the Brinker International (“Company” or “Brinker”) 401(k) Savings Plan  (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

General

The Company adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. Effective January 1, 2006 the plan was amended and restated.  The primary changes to the plan affected participant eligibility, contributions and vesting rules.  Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.

The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Investments Institutional Operations Company Incorporated (the “Recordkeeper”).

Contributions

From January 1, 2006 through March 31, 2006, an employee could become a participant immediately following the date the employee completed one year of eligible service (at least 1,000 hours) and attained the age of twenty-one.  Effective April 1, 2006, an employee may become a participant on the first of the month following attainment of the eligibility criteria. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.

The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).

Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

Contributions Cont’d

Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan.  The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.

Participants’ Accounts

Participant and Company matching contributions are invested in accordance with participants’ elections in the following funds:

Fund Options	Primarily invests in:
Fidelity Retirement Money Market Portfolio	Money market funds
PIMCO Total Return Fund	Intermediate-term mortgage, corporate, government and foreign bonds
American Beacon Large Cap Value Fund	Equities of large-cap domestic companies
Fidelity Contrafund	Equities of domestic and foreign companies
American Funds EuroPacific Growth Fund	Equities of foreign companies
Neuberger Berman Genesis Fund	Equities of small and mid-cap companies
Buffalo Small Cap Fund	Equities of small-cap domestic companies
Spartan U.S. Equity Index Fund	Equities of companies included in the S&P 500 Index
Fidelity Freedom Funds	Fidelity equity, fixed-income and short-term mutual funds
The Boston Company Small Cap Value Fund	Equities of small-cap domestic companies
Brinker Common Stock Fund	Brinker common stock and short-term investments

Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investment funds.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in both employee and employer matching contributions and the earnings thereon. Prior to 2006, participants were immediately vested in their contributions and the earnings thereon.  Vesting in the Company’s matching contributions was graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service.  Participants who separated from service prior to full vesting of their rights forfeited their share of the Company’s contributions to the extent that vesting had not occurred.  On termination of service due to death, disability, or retirement, participants became 100% vested in their matching contributions.

Forfeited Accounts

Forfeitures used to reduce Company contributions totaled zero and $5,182 for the years ended December 31, 2007 and 2006, respectively.  Forfeited nonvested accounts totaled $57 and $55 as of December 31, 2007 and 2006, respectively. The majority of the remaining forfeiture balance relates to unvested dollars contributed by Company prior to 2006.

Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Benefit payments are made in the form of a single lump sum payment or a direct rollover into an Individual Retirement Account or another qualified plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time, however the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2008 through 2022 as of December 31, 2007. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.0% to 10.5% during both 2007 and 2006. Principal and interest payments are made through bi-weekly payroll deductions.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual method of accounting.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using quoted market prices. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the plan.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a single definition of fair value and a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements; however, it does not require any new fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In February 2008, the FASB issued Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157,” which amends SFAS No. 157 by delaying the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption by the Plan of SFAS No. 157, as amended, is not expected to have a material impact on the reported net assets or changes in net assets.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

3.        INVESTMENTS

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 were as follows:

	2007	2006
Investments at fair value:
Fidelity Contrafund	$20,334,937	$15,189,613
American Funds EuroPacific Growth Fund	17,674,944	13,311,366
Neuberger Berman Genesis Fund	11,828,855	9,456,452
Brinker Common Stock Fund	9,476,222	14,155,657
Spartan U.S. Equity Index Fund	8,064,764	7,376,349
American Beacon Large Cap Value Fund	7,862,887	6,562,029
Fidelity Retirement Money Market Portfolio	5,858,161	5,158,457
PIMCO Total Return Fund	5,424,909	*

* Less than 5% of the Plan’s net assets in the applicable year.

Appreciation/(Depreciation) (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:

	2007	2006

Mutual funds	$3,202,395	$2,420,368
Brinker common stock fund	(4,880,172)	2,264,291

	$(1,677,777)	$4,684,659

4.        RELATED-PARTY TRANSACTIONS

Certain Plan investments consist of common stock of the Company and mutual funds managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

5.        PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.

6. VOLUNTARY CORRECTION PROGRAM

The Company received approval of its application with the Internal Revenue Service to avail the Plan of the Voluntary Correction Program (“VCP”) within the Employee Plans Compliance Resolution System of the fact that certain individuals were not notified of their eligibility to participate in the plan in a timely manner.  The financial statements reflect a receivable from the Company for the resolution of the compliance matter with the IRS under the VCP. The Company believes that the matters identified for remediation would not cause the Plan to be disqualified by the IRS; therefore, no provision for income taxes has been included in the Plan’s financial statements.

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Notes to Financial Statements

7.        INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 2001, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. The Plan Sponsor identified certain operational failures with respect to the Plan and is correcting these failures under the Employee Plans Compliance Resolution System (EPCRS) correction program.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

EIN: 75-2354902	Schedule I
PLAN # 001

BRINKER INTERNATIONAL

401(k) SAVINGS PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Market Value

Money market:

*	Fidelity Retirement Money Market Portfolio	5,858,161 shares	5,858,161

Mutual funds:

*	Fidelity Contrafund	278,142 shares	20,334,937

	American Funds EuroPacific Growth Fund	352,371 shares	17,674,944

	Neuberger Berman Genesis Fund	240,034 shares	11,828,855

*	Spartan U.S. Equity Index Fund	155,390 shares	8,064,764

	American Beacon Fund Large Cap Value Fund	351,179 shares	7,862,887

	PIMCO Total Return Fund	507,475 shares	5,424,909

	Buffalo Small Cap Fund	136,199 shares	3,291,933

	The Boston Company Small Cap Value Fund	127,701 shares	2,806,860

*	Fidelity Freedom 2040 Fund	218,262 shares	2,123,688

*	Fidelity Freedom 2035 Fund	150,552 shares	2,059,557

*	Fidelity Freedom 2030 Fund	110,255 shares	1,821,418

*	Fidelity Freedom 2025 Fund	130,178 shares	1,715,741

*	Fidelity Freedom 2020 Fund	75,368 shares	1,191,568

*	Fidelity Freedom 2015 Fund	33,421 shares	416,757

*	Fidelity Freedom 2010 Fund	21,716 shares	321,830

*	Fidelity Freedom 2045 Fund	21,371 shares	242,558

*	Fidelity Freedom 2050 Fund	15,871 shares	181,404

*	Fidelity Freedom Income Fund	11,482 shares	131,468

*	Fidelity Freedom 2005 Fund	6,918 shares	81,562

			87,577,640

*	Brinker Common Stock Fund (Cost Basis $9,405,977)	487,871 shares	9,476,222

*	Participant Loans (Cost Basis $0)	Interest rates from 5.0% to 10.5% and maturity dates from 2008 through 2022.	4,673,201

Total			$107,585,224

*Party-in-interest

Cost column not required – participant directed

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL, INC.
401(K) SAVINGS PLAN AND TRUST

Date: July 14, 2008	By:	/s/ John Hosea
John Hosea
Plan Administrator